PURE COUNTRY
                   8764 Carlitas Joy Court
                  Las Vegas, Nevada  89117


March 11, 2003

VIA EDGAR AND FACSIMILE (202) 942-9516
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn:     Pam Howell

     Re:  Pure Country
          Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-67230

To Whom It May Concern:

Pure Country hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw its Registration Statement on Form SB-2, initially filed with the Commission on August 10, 2001 (File No. 333-67230). This application for withdrawal is made on the grounds that in the Commission's last comment letter it advised that a detailed examination of Pure Country's registration statement would not be performed until certain deficiencies were addressed with respect to Mirex's failure to file its reports required to be filed under Section 13(a) of the Exchange Act. The officers and directors of Pure Country were affiliates of Mirex. Because Mirex is a dissolved corporation which unwound its business affairs and discontinued its operations more than two years ago, it would be impossible to comply with the Commission's requests. Pure Country further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

Please provide Pure Country's counsel, Chapman & Flanagan, Ltd., 777 N. Rainbow Blvd., Suite 390, Las Vegas, Nevada 89107, facsimile (702) 650-5667, with a copy of the order granting withdrawal of the Registration Statement as soon as it is available. If you have any questions regarding this application, please do not hesitate to contact the undersigned.

Sincerely,


/s/Lewis Eslick
President